Exhibit 99.1

Ardagh Metal Packaging S.A.

$600 million Senior Secured Green Notes Offering

€250 million Issue of 9% Perpetual Preferred Shares

$240 million Annual Ordinary Share Dividend, Paid Quarterly

Stock Buyback Authorization of up to $200 million through the end of 2023

Intention to Increase Global Asset-Based Loan Facility to $400 million

2022 Business Growth Investment Program Cash Requirement Reduced to $0.7 billion

Luxembourg (June 1, 2022) Ardagh Metal Packaging S.A. (“AMP”) provides the following update on financing, capital allocation and related matters;

Offering of $600 million Senior Secured Green Notes due 2027

AMP has today launched an offering of $600 million Senior Secured Green Notes due 2027 (the “Notes”). Net proceeds from the issuance of the Notes will be used for general corporate purposes, as described below including the implementation of AMP’s Business Growth Investment program.

Issue of Perpetual Preferred Shares

AMP announces it intends to raise €250 million through an issue of 56,306,306 non-convertible, non-voting 9% Perpetual Preferred Shares of nominal value €4.44 per share to Ardagh Group S.A. (“Ardagh”), its 75.3% shareholder. Ardagh has committed to subscribe for these shares. This offering is expected to complete in July 2022, subject to shareholder approval of amendments to the Articles of Association of AMP. The Perpetual Preferred Shares are expected to provide for annual cumulative dividends that may accumulate indefinitely if not declared and paid on a yearly basis. Redemption of the Perpetual Preferred Shares at par plus unpaid dividends, as well as the payment of dividends on these shares are entirely at the discretion of AMP.

Cash Dividends to Ordinary Shareholders

AMP declared a first quarter dividend of $0.10 per ordinary share on April 26, 2022, which will be paid on June 28, 2022. AMP has declared a second quarter dividend of $0.10 per ordinary share, which will also be paid on June 28, 2022, to shareholders of record on June 14, 2022. AMP intends to pay a regular quarterly dividend of $0.10 per ordinary share going forward, to be paid before the end of the relevant quarter. This $0.40 dividend per ordinary share represents a full year cash dividend of approximately $240 million.

Authority to Repurchase Shares

AMP’s Board of Directors has authorized the repurchase of up to $200 million of its stock through the end of 2023. Share repurchases under this program may be made in the open market, pursuant to SEC Rule 10b-18 (which may include 10b5-1 programs), or through privately negotiated transactions, and at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on factors including price, corporate and regulatory requirements, and other market conditions. Ardagh does not intend to participate in this stock buyback.

Increase in Global Asset-Based Loan Facility

AMP intends to increase its Global Asset-Based Loan Facility to approximately $400 million, from $325 million currently, reflecting growth in its business and higher commodity costs.

This capital allocation framework follows consideration of changes in financing and equity market conditions and valuations since February. The Notes offering and the €250 million issuance of 9% Perpetual Preferred Shares provide attractive long-term financing for AMP and underpins execution of its multi-year growth investment program.

AMP’s quarterly dividend of $0.10 per ordinary share represents a strong and sustainable $240 million annual distribution to shareholders. We have decided to reduce the $400 million 2022 dividend set out in February and to initiate a $200 million stock buyback program because we believe that, in current markets, this is a more effective way of returning capital to shareholders (especially public shareholders, given that Ardagh does not intend to participate in the stock buyback program).

Together, these measures position AMP to concurrently (a) continue its growth investment program, the 2022 cash requirement of which has been reduced from $1.0 billion to $0.7 billion through increased use of leasing, and some re-phasing of project spend, while maintaining its planned production footprint; (ii) return meaningful capital to shareholders by regular cash dividends and stock buybacks and (iii) maintain net leverage in a long-term range of 3.75-4.0x twelve months forward-looking Adjusted EBITDA.

This release is for information purposes only.

June 1, 2022

MediaPat Walsh, Murray Consultants

pwalsh@murraygroup.ie

+1 646 776 5918 / +353 87 2269345

Investors Stephen.Lyons@ardaghgroup.com

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable metal and glass packaging for brand owners around the world. Ardagh operates 65 metal and glass production facilities in 16 countries, employing more than 20,000 people with annualised sales of approximately $10 billion.

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 24 production facilities in nine countries, employing close to 5,800 employees and had sales of $4.1 billion in 2021.

The offering of the Notes will be made pursuant to an exemption under the Prospectus Regulation, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Regulation.

The offering of the Notes will be made pursuant to an exemption under the UK Financial Services and Markets Act 2000 and the UK Prospectus Regulation from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the UK Prospectus Regulation.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/COBS ECPs-only/No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK.

This press release contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging S.A., Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is David Bourne.

The documentation detailing the investment or investment activity to which this press release relates has not been approved by an authorized person in the United Kingdom and is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order"), (ii) are persons falling within Articles 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). The documentation detailing the investment or investment activity is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.